Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE INC. TO ANNOUNCE FOURTH QUARTER AND FULL FISCAL YEAR 2017
RESULTS ON MAY 26, 2017

Ottawa, Canada, May 4, 2017 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that it will report its fourth quarter and full fiscal year 2017 results after the close of markets in North America on May 26, 2017.  The company will discuss the results on a conference call and webcast on May 29, 2017 beginning at 8:30 a.m. Eastern Time.

Webcast and Conference Call Details:

Toll-free North America Dial-in:  (877) 312-9202

International Dial-in:  (408) 774-4000

The live webcast and presentation slides will be available at http://investor.dragonwaveinc.com/events.cfm.

An archive of the webcast will be available at the same link.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact: Patrick Houston CFO DragonWave Inc. Investor@dragonwaveinc.com Tel: 613-599-9991 ext 2278	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262